Exhibit 2.4

REDEMPTION AGREEMENT

THIS AGREEMENT in made and entered into this 14th day of June 2005, by and between China Energy and Carbon Black Holdings, Inc., a Nevada corporation (hereinafter “CHEY”), and John C Y Chiu (hereinafter referred to as “Chiu”).

RECITALS

(i).

Chiu is the record owner of 300,000 shares of common stock of CHEY, represented by Certificate No.  100218.

(ii).

Chiu desires to sell or transfer 300,000 of the shares represented by Certificate No. 100218 to CHEY in exchange for the conveyance to him by CHEY of all of 100 shares of the issued and outstanding stock of AT Group Limited currently owned by CHEY and representing 100% of the issued and outstanding common stock of AT Group Limited (hereinafter the “AT Stock”), pursuant to, and in accordance with the terms and conditions of this Redemption Agreement.

(iii).

CHEY desires to accept the offer of Chiu to transfer and convey the AT Stock to Chiu in exchange for 300,000 shares of CHEY common stock.

NOW THEREFORE, in consideration of the foregoing, and in consideration of the mutual covenants and promises hereinafter set forth, it as agreed as follows:

1.

Surrender of Shares.

On the Closing Date specified herein, Chiu shall cause Certificate No. 100218 to be surrendered to CHEY.  Such Certificate shall be accompanied by a signed blank stock power with a medallion signature guarantee.

2.

Representations.

By execution of this Agreement, Chiu represents and warrants that (i) that he is the sole owner of the 300,000 shares of CHEY represented by the Certificate, and (ii) that such shares are free and clear of liens or encumbrances of any kind.

3.

Conveyance of Property Interest.

Upon receipt of the Certificate and stock power referenced in paragraph 1, CHEY shall deliver to Chiu one or more share certificates representing the AT Stock, endorsed in blank for transfer on the books of AT Group, or accompanied by a stock power endorsed in blank which is sufficient for transfer of the AT Stock on the books of AT Group Limited.

4.

Closing Date.

The Closing Date hereunder shall be June 30, 2005, or such other date as the parties shall mutually agree.

5.

General Releases.

Concurrently with closing under this Redemption Agreement, CHEY and Chiu shall exchange general releases of all claims related to the acquisition, ownership and disposition of AT Group Limited by CHEY

6.

Entire Agreement.

This Redemption Agreement constitutes the entire agreement between the parties with respect to its subject matter and may not be modified or amended orally.

7.

Survival of Representations and Warranties.

All representations and warranties made hereunder shall survive the delivery of the Shares and the closing hereunder.

8.

Governing Law.

This Redemption Agreement shall be governed by, and construed in accordance with the laws of the State of Nevada.

9.

Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which taken together shall be one and the same instrument.

10.

Binding Effect.

The provisions of this Redemption Agreement shall be binding upon, and inure to the benefit of, each of the parties and their respective successors and assigns.

IN WITNESS WHEREOF, the parties have executed this Redemption Agreement as of the day and year first above written.

CHINA ENERGY AND CARBON BLACK

HOLDINGS, INC., a Nevada corporation

By: President

 By: /s/ John C Y Chiu

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